Exhibit 99.1

FOR IMMEDIATE RELEASE	Tuesday April 21, 2015

Celestica Expands Business Relationship with Honeywell Aerospace

Agreement further strengthens Celestica’s aerospace and defense offering through acquisition of key capabilities

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global leader in the delivery of end-to-end product lifecycle solutions, today announced that Honeywell Aerospace has subcontracted to Celestica final assembly and test, and repair and overhaul (R&O) for certain product lines, including electric power, and air and thermal management systems at Honeywell’s facility in Mississauga, Ontario, Canada. The assembly and test operations continue to be based at the Mississauga location, but are now managed by Celestica.

As part of this agreement, approximately 330 full-time employees from the Honeywell Mississauga location have joined Celestica.

“This agreement further strengthens the relationship between Celestica and Honeywell Aerospace and provides the platform for Celestica to deliver additional value to Honeywell,” said Craig Muhlhauser, Chief Executive Officer, Celestica. “The operational and regulatory capabilities that Celestica has acquired as part of this agreement, combined with the skills and experience of the team in Mississauga, complement the broad range of aerospace and defense solutions we can offer our customers globally and further differentiates us in the marketplace.”

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome complex challenges.

For further information about Celestica, visit our website at www.celestica.com. Our securities filings can also be accessed at www.sedar.com and www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this press release which are not historical facts are forward-looking statements. Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes to differ materially from the forward-looking statements themselves.  Such forward-looking statements include, without limitation, statements regarding strengthened customer relationships, anticipated value creation, and market differentiation in our aerospace and defense offerings through the acquisition of new operational and regulatory capabilities, and may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should”, or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995, and in applicable Canadian securities laws. Forward-looking statements are not guarantees of future actions, events or outcomes. You should understand that the risks, uncertainties and factors which are identified in our various public filings at www.sedar.com and www.sec.gov could affect our future actions, events and outcomes and could cause them to differ materially from those expressed in such forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as specifically required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Celestica Communications	Celestica Investor Relations
(416) 448-2200	(416) 448-2211
media@celestica.com	clsir@celestica.com